Pearlman & Pearlman LLC
Charles B. Pearlman Charlie@pearlmanlawgroup.com 954-980-5949	P.O. Box 460266 Fort Lauderdale, Florida 33346	Brian A. Pearlman Brian@pearlmanlawgroup.com 954-632-4564

January 14, 2010

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing and Construction

100 F Street, N.E.

Washington, DC  20549-4631

Attn:  Edward M. Kelly, Esq., Senior Counsel

Re:

Divine Skin, Inc.

Pre-effective Amendment 1 to Registration Statement on Form S-1

Filed December 30, 2009

File No. 333-163449

Dear Sirs:

On behalf of Divine Skin, Inc. (the “Company”), we hereby submit responses to the Comment Letter issued by the Staff of the Securities and Exchange Commission dated January 11, 2010. Each of our responses has been numbered to be consistent with the Comments on the Comment Letter. In addition, references to the location of the revisions within the Registration Statement have been included where appropriate.

Unregistered Sales of Equity Securities, page 41

Comment 1.

Please refer to comments one and two in our letter dated December 28, 2009.  Disclosure in the fourth paragraph that Divine Skin issued a common stock purchase warrant to the selling agent to purchase up to 485,000 shares of common stock is inconsistent with disclosure on pages 37 and II-2 that Divine Skin issued a common stock purchase warrant to the selling agent to purchase up to 485,510 shares of common stock.  Similarly, disclosure in the fifth paragraph that Divine Skin issued 74,000 shares of common stock to nine service providers is inconsistent with disclosure on pages 37 and II-2 that Divine Skin issued 72,000 or 74,000 shares of common stock to seven or eight services providers.  Please reconcile the disclosures.

Response:

The Disclosure on page 41, fourth paragraph, has been revised to “purchase up to 485,510 shares of common stock”.  The disclosure on page 41, fifth paragraph has been revised to “issued 74,000 shares of common stock to eight service providers”.

Securities and Exchange Commission

January 14, 2010

Signatures, page II-5

Comment 2.

Please refer to comment seven in our letter dated December 28, 2009.  As noted previously, any person who occupies more than one of the specified positions, for example, principal financial officer and controller or principal accounting officers, must indicate each capacity in which he signs the report.  As requested previously, please revise the signature page under “Title” to indicate each capacity in which Mr. Daniel Khesin has signed the registration statement.

Response:

The signature page has been further revised to indicate each capacity in which Mr. Khesin has signed the registration statement.

Exhibit 5.1

Comment 3.

It is inappropriate for counsel to include assumptions that are too broad.  The assumption that counsel is “assuming no change in applicable law or facts” in the third paragraph appears to be too broad.  Please have counsel revise its opinion to eliminate this assumption.

Response:

Counsel has revised its opinion to remove the broad assumption.

On behalf of the Company, thank you for the courtesies extended by the Staff.

Sincerely,

Brian A. Pearlman
FOR THE FIRM

BAP/sm